FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is extracted from an announcement made today by Hang Seng Bank, a 62.14 per cent owned subsidiary of the HSBC Group.

22 June 2010

HANG SENG BANK
NEW MANAGEMENT SERVICES AGREEMENT AND
NEW INVESTMENT MANAGEMENT AGREEMENT

New Management Services Agreement
On 22 June 2010, a New Management Services Agreement was entered into between HSBC Life (International) Limited
("INHK")
, an indirect wholly owned subsidiary of HSBC Holdings plc, and Hang Seng Insurance Company Limited ('HSIC')
, a wholly owned subsidiary of Hang Seng Bank Limited,
setting out the terms upon which INHK, directly or through one or more of its affiliates, will provide certain management services to HSIC for a term of three years
, commencing from 22 June 2010 after expiry of the previous Management Services Agreement between the same parties on 21 June 2010
.

An annual cap will be set in respect of the maximum amount payable under the New Management Services Agreement. The proposed annual cap for the amount of fees payable to INHK under the New Management Services Agreement will be HK$
68
million for the
period from 22 June to 31 December 2010,
HK$161 million for the year ending 31 December 2011
,
HK$169 million for the year ending 31 December 2012
, and HK$97 million for the period from 1 January to 21 June 2013
.

New Investment Management Agreement
On 22 June 2010, a New Investment Management Agreement was entered into between HSIC and HSBC Global Asset Management (Hong Kong) Limited ('ISHK')
(formerly known as HSBC Investments (Hong Kong) Limited)
setting out the terms upon which ISHK will act as investment manager in respect of certain of HSIC's assets held from time to time.

ISHK will provide investment management services to HSIC for a term of three years commencing from 22 June 2010
, after expiry of the previous Investment Management Agreement between the same parties on 21 June 2010
. HSIC will pay, on a quarterly basis, to ISHK a fee of between 0.17 per cent and 0.375 per cent per annum of the mean value of the assets under management, which is equal to the fee payable under the
p
revious Investment Management Agreement and has been determined on an arm's length basis.

An annual cap will be set in respect of the maximum amount payable under the New Investment Management Agreement. The proposed cap will be HK$
35
million for the
period from 22 June to
31 December 2010, HK$71 million for the year ending 31 December 2011
,
HK$74 million for the year ending 31 December 2012
and HK$39 million for the period from 1 January to 21 June 2013.

Media enquires to Brendan McNamara on +44 (0) 20 7991 0655 or at
brendan.mcnamara@hsbc.com

Notes to Editors:

1.  Hang Seng Bank
Founded in 1933, Hang Seng Bank operates over 220 service outlets, of which 104 are branches serving both personal and business customers. The Bank also maintains a branch in Shenzhen for foreign currency wholesale business, branches in Macau and Singapore, and representative offices in Xiamen and Taipei.

Established on 28 May 2007, wholly owned subsidiary Hang Seng Bank (China) Limited operates a mainland China network of 38 outlets in Beijing, Shanghai, Guangzhou, Shenzhen, Dongguan, Fuzhou, Nanjing, Hangzhou, Ningbo, Tianjin, Kunming, Foshan and Zhongshan.

With consolidated assets of HK$826 billion as at end of 2009, Hang Seng Bank reported a profit attributable to shareholders of HK$13,221 million for 2009. Hang Seng Bank is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. For further information on Hang Seng Bank, please visit the bank's website at
www.hangseng.com
.

2
.  HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  22 June, 2010